EXHIBIT 99.1

POET Technologies Introduces Optical Interposer Platform for Co-Packaging of Electronic and Optical Components

Platform Leverages Proprietary Dielectric Waveguide Technology

SAN JOSE, Calif., Jan. 29, 2018 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET”) (OTCQX:POETF) (TSX Venture:PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides and Photonic Integrated Circuits (PIC) for the data communication and telecom markets, today announced a novel Optical Interposer Platform, which facilitates the co-packaging of electronics and optics in a single Multi-Chip Module (MCM). Based on its previously announced Dielectric Waveguide technology, POET’s Optical Interposer provides the ability to run electrical and optical interconnections side-by-side on the same interposer chip at a micrometer scale. The optical interposer represents an integral part of POET’s hybrid integrated optical engines and leverages the manufacturing processes and unique capabilities of its dielectric waveguides.

As the need for higher data transfer speeds at greater baud rates and lower power levels increase, optics will move increasingly closer to the source of the data, whether it be a processor, application specific integrated circuit (ASIC) or field programmable gate array (FPGA). POET’s Optical Interposer Platform enables an optoelectronic interconnect fabric to interface directly with the source of data to support high-speed optical data transfer from within the Multi-Chip Module (MCM). Additionally, this technology is projected to offer cost-efficient optical interconnects, allow for a reduction in components, and reduce test and assembly steps to decrease manufacturing costs. The Company believes its Optical Interposer Platform targeting 100G transceiver applications is readily scalable to 200G and 400G transceiver products with minimal incremental cost. Importantly, the scalable architecture (in reach and speed) of this innovative platform has the potential to provide POET with a highly differentiated competitive advantage in leading-edge data communication transceiver products.

POET’s Optical Interposer has applications in a wide range of high-growth markets, primary among them being high-performance computing, networking, optical transceivers and transponders and automotive LIDAR systems. This platform technology is applicable to both Gallium Arsenide (GaAs) and Indium Phosphide (InP) based optical components. Optical engines for single mode transceiver modules represent the initial high-volume application for POET’s Optical Interposers.

POET also announced that it has successfully completed development of the Company’s low-loss dielectric waveguide stack and is readying the technology for transfer to manufacturing. As part of its continued technology development, POET has demonstrated a 10x improvement in the optical loss of its waveguide stack as compared to the performance publicly disclosed at the Photonics Integrated Circuit (PIC) conference in March 2017. Optical transmission loss within the dielectric stack has now been measured to be below 0.2dB/cm (Decibels/Centimeter), which renders the stack virtually loss-less for most practical applications. The ability to deposit low-loss and low-stress dielectric waveguides is the first critical step to enabling complex functionality of these waveguides in key applications, such as Arrayed Waveguide gratings (AWGs), Echelle gratings, Laterally Coupled gratings, Multi-mode interference (MMI) Couplers and Splitters, and Pass-through Waveguides. These functional features are integral to enabling the performance of a transceiver optical engine and essential to the performance of the Multiplexer/De-Multiplexer component required in Wavelength Division Multiplexing (WDM) systems.

Consistent with prior expectations, the Company continues to work toward providing engineering samples of a Receive Optical Engine to customers by the middle of 2018. This device will be fabricated leveraging POET’s Optical Interposer Platform.

POET Technologies will be participating at SPIE Photonics West 2018, through its wholly owned subsidiary DenseLight Semiconductors. Photonics West is the world's largest photonics technologies event, in San Francisco, CA from January 27 to February 1, 2018.

About POET Technologies Inc.

POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to both hybrid and monolithic integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques enables substantial improvements in device cost, efficiency and performance.  Optical engines based on this integrated approach have applications ranging from data centers to consumer products to military applications. POET is headquartered in Toronto, with operations in Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact:
Shelton Group
Brett L. Perry
sheltonir@sheltongroup.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, timely completion of development projects, capabilities of key vendors and suppliers, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans of key vendors, suppliers or development partners, risks affecting the Company’s ability to execute projects, misjudgments about customer requirements, failure to meet product specifications, the ability to attract key personnel, and the inability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward- looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law. Please refer to the Company’s filings with the Canadian and U.S. Securities Commissions for the full safe harbor language.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075